Exhibit 99.1

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on July 25, 2017, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ’‘FOR’’ all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours,

RON HADASSI

Chairman of the Board of Directors

Petach Tikva, Israel

June 29, 2017

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on July 25, 2017, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our” and “our company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To appoint KOST FORER GABBAY & KASIERER (A Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and authorizing the Company’s Board of Directors to determine their fees.

This proposal is described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on July 5, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it promptly in the pre-addressed envelope provided.

Your proxy card may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

RON HADASSI

Chairman of the Board of Directors

Petach Tikva, Israel

June 29, 2017

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact

Doron Moshe, CEO, at +972-3-6086025.

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the “Shares”), in connection with the solicitation of proxies by our Board of Directors (the “Board of Directors”) for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on July 25, 2017 at 11:00 a.m. (Israel local time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our” and “our company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To appoint KOST FORER GABBAY & KASIERER (A Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and authorizing the Company’s Board of Directors to determine their fees.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.

At least two holders of Ordinary Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

The affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, is required to constitute approval of the sole Item on the agenda.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through AST.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through American Stock Transfer & Trust Company, LLC (AST), must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in “Street Name” whose Shares are held through Members of the Tel Aviv Stock Exchange (“TASE”)

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than July 25, 2017 at 05:00 a.m. Israel time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than July 25, 2017 at 7:00 a.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, or by facsimile to +972-3-608-6050, no later than July 17, 2017. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

As of May 31, 2017, we had 9,190,808 Shares outstanding. Only shareholders of record at the close of business on July 5, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 31, 2017 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares[2]
York Global Finance Offshore BDH (Luxembourg) S.arl[3]	1,802,428	19.6%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates[4]	1,314,527	14.3%
All of our officers and directors as a group	0	0%

1 Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 9,190,808 Shares outstanding as of May 31, 2017.

3 Based on information received from the shareholders on January 3, 2017. York Capital Management Global Advisors, LLC (“YGA”) is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l (“BDH”), which, in turn, holds our Shares. Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on February 3, 2017. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

Item No. 1

APPOINTMENT OF NEW INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the appointment of EY Israel, as our independent auditors until next year’s Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors, subject to the approval of the audit committee, to determine their fees. The appointment has been recommended by our audit committee and our Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. EY Israel has no relationship with us or with any of our affiliates, except as auditors.

Background

On June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company and Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu (the “Former Auditor”), reached an understanding to end the engagement of the Former Auditor as the independent accountants of the Company effective immediately.

This understanding resulted from the previously announced notification by the Company’s Former Auditor that it was unable to provide an unqualified audit opinion regarding the Company’s financial statements for 2016 as a result of matters underlying the disclaimer made by KPMG Hungaria Kft., the former auditor of Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary (45%) of the Company, in its report relating to Plaza’s annual financial statements for 2016, which report expresses no opinion with regard to Plaza’s financial statements.

In addition, on June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company approved the engagement of EY Israel as the Company’s new independent auditor, subject to shareholders’ approval. EY Israel has also been retained by Plaza to serve as the independent accountants of Plaza.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of KOST FORER GABBAY & KASIERER (A Member of EY Global), as our independent auditors until next year’s Annual General Meeting of Shareholders be, and. 5 hereby is, approved, and that the Company’s Board of Directors be, and hereby is, authorized, subject to the approval of the audit committee, to determine their fees.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors,

Mr. Ron Hadassi

Chairman of the Board of Directors

June 29, 2017